March 4, 2020

Andrew McDonald
Chief Executive Officer
LifeSci Acquisition Corp.
250 W 55th Street, #3401
New York, NY 10019

       Re: LifeSci Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed March 3, 2020
           File No. 333-236466

Dear Mr. McDonald:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1/A

Exhibits

1. Please reconcile the exclusive forum provision in exhibit 3.2 with your disclosure on page
       81 or advise.
 Andrew McDonald
FirstName LastNameAndrew McDonald
LifeSci Acquisition Corp.
Comapany NameLifeSci Acquisition Corp.
March 4, 2020
Page 2
March 4, 2020 Page 2
FirstName LastName
       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Giovanni Caruso